Filed by South Mountain Merger Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: South Mountain Merger Corp.
Commission File No.: 001-38947
Date: December 23, 2020

Dear Billtrust Stockholder,

I hope this message finds you and your family well during these challenging times.

I’m excited to share some news with you about an important milestone for Billtrust. Over the last few months, we’ve been in discussions about going public through a combination with South Mountain Merger Corp. (SMMC). Once this combination is complete, Billtrust will be a public company listed on NASDAQ as BTRS Holdings with a stock symbol of BTRS. The existing management team will continue to run the company and I will continue to be the CEO.

This morning, we have initiated the mailing process through which you, our stockholders, will receive a package including various transaction-related documents, some of which will require action from you. In order to provide some clarity on what you should expect and what timelines apply, we thought a short overview would be appropriate. We have also attached courtesy electronic copies of the documents that you’ll be receiving in hard copy in the coming days.

The mailing you receive will include four transaction-related documents, all of which have been publicly filed with the SEC:

1. Proxy Statement/Consent Solicitation Statement/Prospectus: This is our main disclosure document, describing in detail the proposed transaction, our existing business, SMMC, the management and stock ownership of Billtrust after giving effect to the combination, and the cash/stock election described below.  The proxy statement/consent solicitation statement/prospectus also includes historical and pro forma financial information for each of Billtrust and SMMC. There are also matters discussed pertaining to approvals for which SMMC will be seeking approval from their stockholders. This document is just for review. You do not need to sign or return this document, but we advise each of you to read it.

2. Cash/Stock Election Form: As described in the proxy statement/consent solicitation statement/prospectus, the proposed transaction contemplates a mixture of stock (of the now-public SMMC, which will become public company Billtrust) and cash as consideration payable to you, the Billtrust stockholders.  You must affirmatively elect to receive cash if you want to receive cash.  If you elect to receive cash, the cash out price you will receive from the cash out option is $10 per share of public SMMC/public company Billtrust you would otherwise receive in the transaction (equivalent to approximately $72.22 per share of current Billtrust stock, assuming the transaction conversion ratio of 7.227).  You should also be aware that even if you elect to receive cash, the total cash consideration payable to Billtrust stockholders is capped, and therefore the cash consideration you are able to receive is subject to a cutback mechanism discussed in further detail in the Cash/Stock Election Form and the proxy statement/consent solicitation statement/prospectus.

We are sending each of you the Cash/Stock Election Form so that you can elect to receive cash if you want to receive cash in the transaction.  You should review this document in detail – if you would like to make a cash election, you should complete and execute this form and send it back to us, either via mail to the address listed on the form or by email to stockholderconsent@billtrust.com.  Alternatively, if you would like to make a cash election and would prefer to complete and execute the form electronically, please email stockholderconsent@billtrust.com and our team will coordinate with you to do so. As noted in the form, we need to receive a completed election form by 5PM EST on January 5, 2021, so you should prioritize evaluating whether you want to make a cash election and submitting this form to us if you do.  Please be mindful of the terms and mechanics of the cash election, which are described in the form and in greater detail in the proxy statement/consent solicitation statement/prospectus.  Also, if you do not want to make a cash election, there is no need to return this form.  If you do not return a cash election form to us by 5PM EST on January 5, 2021 as described above, whether because you do not want to elect cash or because you are late doing so, you will receive all stock consideration in the proposed transaction.

If you are submitting a cash election form, you should mail us your stock certificates if you have them. If you cannot locate them or you are not submitting a cash election, refer to the instructions in the letter of transmittal also provided, as you can sign a statement of lost stock certificates that will satisfy our requirements.

3. Stockholder Consent: We are required to solicit and obtain consent from our stockholders in order to complete this proposed transaction. In turn, your mailing will include the proposed resolutions of the stockholders approving the proposed transaction and related matters as well as a signature page to the proposed resolutions for you to sign and return, if you wish to approve the proposed transaction. You may return your signature page to us by email to the e-mail address listed above or by mail to the Company’s headquarters.

4. Letter of Transmittal: In order to receive your consideration once the transaction closes, the exchange agent (a third party appointed by us and SMMC to handle stock certificates and cash payments) will require some information from you. There are other matters discussed in this document that you should carefully review as well. You should complete and execute this document some time prior to closing and mail it to the exchange agent at the address listed on the form in order to receive your consideration in a timely fashion.  Closing is currently expected to occur on or about January 12, 2021.

This message is meant to provide objective information only and in no way provides any advice, solicitation, or any recommendation from me or from Billtrust or our advisers as to whether you should make the cash election or how you should vote with respect to the proposed transaction.

Please reach out to Keith Omsberg, Billtrust’s General Counsel, with any questions, by email at komsberg@billtrust.com.

Best regards,

Flint Lane

***

Important Information and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving SMMC and Billtrust. A full description of the terms of the transaction is included in the registration statement on Form S-4, which includes a proxy statement of SMMC, a consent solicitation statement of Billtrust and prospectus of SMMC, filed by SMMC with the SEC on October 26, 2020 and amended in filings by SMMC with the SEC on November 25, December 14 and December 18, 2020. SMMC urges investors, stockholders and other interested persons to read the preliminary proxy statement/consent solicitation statement/prospectus as well as other documents filed with the SEC because these documents contain important information about SMMC, Billtrust and the transaction. The definitive proxy statement/consent solicitation statement/prospectus included in the registration statement will be mailed to stockholders of record of SMMC as of December 17, 2020. Stockholders will also be able to obtain a copy of the proxy statement/consent solicitation statement/prospectus, without charge, by directing a request to: South Mountain Merger Corp., 767 Fifth Avenue, 9th Floor, New York, NY 10153. The preliminary and definitive proxy statement/consent solicitation statement/prospectus included in the registration statement, can also be obtained, without charge, at the SEC’s website (www.sec.gov). The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

SMMC and Billtrust, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of SMMC is set forth in SMMC’s proxy statement/consent solicitation statement/prospectus included in the registration statement on Form S-4, its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 20, 2020, and its Current Report on Form 8‑K, which was filed with the SEC on June 29, 2020. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of SMMC or Billtrust, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication includes, and oral statement made from time to time by representatives of SMMC and Billtrust may contain, statements that are not historical facts but are forward looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally are accompanied by words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, SMMC’s and Billtrust’s ability to consummate the transaction between them and the capabilities and benefits to customers of Billtrust’s technology platform, Billtrust’s ability to scale and grow its business. These statements are based on various assumptions and on the current expectations of SMMC’s and Billtrust’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SMMC and Billtrust. These forward looking statements are subject to a number of risks and uncertainties, including Billtrust’s ability to attract and retain customers and expand customers’ use of Billtrust’s products or services; market, financial, political and legal conditions; the impact of the COVID-19 pandemic on Billtrust’s business and the global economy; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of SMMC or Billtrust is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks related to future market adoption of Billtrust’s offerings; risks related to Billtrust’s market strategy and subscription business model; the effects of competition on Billtrust’s future business; the ability of SMMC or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in SMMC’s final prospectus filed on June 21, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020, and September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of SMMC filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that SMMC and Billtrust presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect SMMC’s and Billtrust’s expectations, plans or forecasts of future events and views as of the date of this communication. SMMC and Billtrust anticipate that subsequent events and developments will cause their assessments to change. However, while SMMC and Billtrust may elect to update these forward-looking statements at some point in the future, SMMC and Billtrust specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing SMMC’s or Billtrust’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.